Exhibit 4.1

Summary translation of the Sponsorship agreement, dated January 17, 2005 and as supplemented on May 26, 2005, among Makita Corporation, Joyama Kaihatsu Ltd., and Tokyo Tatemono Co., Ltd., relating to the civil rehabilitation of Joyama Kaihatsu Ltd and the operation of Castle Hill Country Club.

Makita Corporation entered into an agreement with Joyama Kaihatsu Ltd. and Tokyo Tatemono, Ltd. The purpose of the agreement was for Tokyo Tatemono Co., Ltd to support the rehabilitation of Joyama Kaihatsu Ltd., enabling it to:

a.	maintain and reorganize Castle Hill Country Club;

b.	secure the membership rights of its members;

c.	secure employment for the employees of Joyama Kaihatsu Ltd.;

d.	achieve settlement of creditors’ claims as soon as possible; and

e.	expedite the completion of the civil rehabilitation process.

As part of the agreement, Joyama Kaihatsu Ltd., will guarantee the membership rights of its members and maintain the existing membership system and standards of treatment for its members for the foreseeable future.

The agreement sets Joyama Kaihatsu Ltd.’s debt obligation at 50%, which Joyama Kaihatsu Ltd .will satisfy primarily through gifts from Makita Corporation on the date of performance. Makita Corporation and its affiliated companies will waive all claims against Joyama Kaihatsu Ltd., and will not redeem the amount owed by them. In addition, all Joyama Kaihatsu Ltd. shares owned by Makita Corporation will be extinguished without consideration.

Joyama Kaihatsu Ltd., pursuant to its board of directors’ resolution, will be increasing capital by issuing shares to third parties, as below, with Tokyo Tatemono serving as the underwriter.

Class of shares being issued	Common Shares
The number of shares being issued	1,000 shares
Issuing Price	JPY 10,000 per share

Joyama Kaihatsu Ltd., will also enter into negotiations with lease holders for a 50% deduction.

Tokyo Tatemono Co., Ltd. will guarantee, for the foreseeable future, continued employment at Joyama Kaihatsu Ltd., or re-employment at Tokyo Tatemono Co., Ltd’s group companies with comparable terms of employment, to all existing employees of Joyama Kaihatsu Ltd. that would like continued employment.